UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,142,715*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,142,715*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,142,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.6%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 11,812,696 Shares, including 152,915 Shares underlying options exercisable within 60 days hereof, held by Mr. Duggan and (ii) 330,019 Shares held by Genius Inc.

2

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		330,019
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

330,019
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 74587B 10 1

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (the “Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 11,283,716 Shares owned directly by Mr. Duggan is approximately $133,176,395, including brokerage commissions. 376,065 Shares owned by Mr. Duggan were acquired through the exercise of Warrants owned by Mr. Duggan, which were acquired in connection with the Offering. Such Shares and such Warrants were acquired with personal funds. Mr. Duggan received his stock options in connection with his service on the board of directors of the Issuer (the “Board”). The aggregate purchase cost of the 321,805 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $4,139,693, including brokerage commissions. 8,214 Shares owned by Genius Inc. were acquired through the exercise of Warrants owned by Genius Inc., which were acquired in connection with the Offering. Such Shares and such Warrants were acquired with working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (a) 26,460,353 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2021, and (b) with respect to Mr. Duggan, 152,915 Shares underlying certain options exercisable within sixty days hereof.

A.	Genius Inc.
(a)	As of the close of business on May 10, 2021, Genius Inc. beneficially owned 330,019 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 330,019
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 330,019
4. Shared power to dispose or direct the disposition: 0

(c)	Genius Inc. has not entered into any transactions in the Shares during the past sixty days.
B.	Mr. Duggan
(a)	As of the close of business on May 10, 2021, Mr. Duggan directly owned 11,812,696 Shares, including 152,915 Shares underlying options exercisable within sixty days hereof. In addition, as the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 330,019 Shares owned by Genius Inc.

Percentage: Approximately 45.6%

4

CUSIP No. 74587B 10 1

(b)	1. Sole power to vote or direct vote: 12,142,715
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,142,715
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Duggan has not entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, in connection with the Offering, Genius Inc. and Mr. Duggan received Warrants referencing 8,214 Shares and 376,065 Shares, respectively. On December 29, 2020, Genius Inc. and Mr. Duggan exercised the Warrants held by them pursuant to their terms and acquired the 8,214 Shares and 376,065 the Shares underlying such Warrants, respectively. Accordingly, the Reporting Person no longer holds any Warrants.

On March 11, 2021, Mr. Duggan and the Issuer entered in a Loan Agreement the (“Loan Agreement”). Under the Loan Agreement, Mr. Duggan has committed to provide, subject to certain conditions, an unsecured term loan facility in an original aggregate principal amount of $41 million to the Issuer. The Loan Agreement will bear interest at a rate per annum equal to 5.0%, payable quarterly commencing on July 1, 2021. The interest rate payable under the Loan Agreement increases to 7.0% upon the occurrence of an Event of Default or a Material Adverse Effect, each as defined in the Loan Agreement. All unpaid principal amount of the Loan Agreement, together with any then unpaid and accrued interest, shall be payable at the earlier of (i) June 11, 2022 or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Mr. Duggan or made automatically due and payable, in each case, in accordance with the terms thereof, including any applicable cure periods as set forth in the Loan Agreement.

The foregoing descriptions of the Loan Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Loan Agreement attached hereto as Exhibit 99.1, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Loan Agreement, dated March 11, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 11, 2021).
5

CUSIP No. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2021

GENIUS INC.

By:	/s/ Catherine Zwan
	Name:	Catherine Zwan
	Title:	Chief Financial Officer

/s/ Robert W. Duggan
Robert W. Duggan

6